

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 20, 2008

Ms. Lori A. Walker
The Valspar Corporation
1101 Third Street South
Minneapolis, Minnesota 55415

> **RE: The Valspar Corporation**
> **Form 10-K for the fiscal year ended October 26, 2007**
> **Filed December 21, 2007**
> **File #1-3011**

Dear Ms. Walker:

We have reviewed your response letter dated April 10, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended October 26, 2007
Item 7. MD&A – Operations 2007 VS. 2006, page 14

1. We have reviewed your response to our prior comment one. It does not appear to us that paragraph 45 of SFAS 144 indicates that the classification of gains or losses recognized on the sales of long-lived assets should be based on whether the asset is identified as core or non-core. It appears to us that you should revise future filings to include the gain as a separate line item within income from continuing operations in accordance with paragraph 45 of SFAS 144. In addition, it appears to us that you should revise MD&A in future filing to more specifically address the facts and circumstances surrounding such transactions, including the impact and potential impact on operating results.

Item 8. Consolidated Financial Statements
Note 2. Acquisitions and Divestitures, page 31

2. We have reviewed your response to our prior comment three and have the following additional comments:

- Given that it appears that the minority shares of Huarun Paints are not within the scope of paragraph 9 of FAS 150 or EITF 00-4, please revise future filings to not describe them as "mandatorily redeemable shares".
- We note your belief that it is likely that the minority shares will be acquired. Please clarify for us if you are following the guidance in paragraph 16a or 16b of EITF Topic D-98. If you are following paragraph 16a, please tell us your basis in GAAP for projecting Huarun's adjusted earnings and tell us how you considered the guidance in SFAS 128. If you are following paragraph 16b, please tell us how you determined it is appropriate to project Huarun's adjusted earnings.
- Please tell us how you considered paragraph 19 of EITF Topic D-98 in determining your earnings per share presentation. In this regard, please clarify for us if you believe the redemption is akin to fair value in the past.
- Please be advised that to the extent you acquire the minority shares upon the exercise of a put or call option, it does not appear to us that it would be appropriate to reverse the accruals for the redemption value through net income available to common shareholders.
- Given that the deferred liability for the excess cash due to Huarun was included as part of the purchase price for the acquisition, it remains unclear to us why it represents a financing inflow in FY 2006 and a financing outflow in FY 2007 based on the provisions of SFAS 95.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief